ROPES & GRAY LLP 2099 PENNSYLVANIA AVENUE, N.W. WASHINGTON, D.C. 20006-6807 WWW.ROPESGRAY.COM

December 17, 2021	Matthew C. Micklavzina T +1 202 508 4636 matthew.micklavzina@ropesgray.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Anu Dubey and Lauren Hamilton

Re:                             BondBloxx ETF Trust (the “Trust”)
File Nos. 333-258986 and 811-23731

Dear Mses. Dubey and Hamilton:

This letter is being filed to respond to the telephonic comments received from Ms. Dubey on December 13, 2021 and Ms. Hamilton on December 15, 2021 regarding the Trust’s amended registration statement on Form N-1A. The Staff’s comments, together with the Trust’s responses thereto, are set forth below.  Capitalized terms not defined in this letter have the same meaning as in the Trust’s amended Registration Statement. The Trust’s responses are reflected, to the extent applicable, in Pre-Effective Amendment No. 3 to the Trust’s Registration Statement, which the Trust expects to be filed on or about December 21, 2021. Capitalized terms not defined in this letter have the meanings assigned to them in the Registration Statement.

Prospectus

Principal Investment Strategies (applicable to all Funds)

1.              Comment: Please revise the Index methodology disclosure to note that the only issuers in the Index will be those that meet the 50% revenues-based criteria.

Response:  The requested change has been made.

2.              Comment: Please revise each Fund’s 80% policy to reflect that the Fund will invest in high-yield, below-investment grade bonds “denominated in U.S. dollars” of issuers in the applicable sector for that Fund.

Response: The requested change has been made.

Securities and Exchange Commission	- 2 -	December 17, 2021

Principal Investment Strategies (Telecom, Media & Technology Fund)

3.              Comment: Please disclose that the Fund will invest significantly (e.g., at least 15% of its net assets) in each of the telecommunications, media and technology sub-sectors under normal circumstances. Alternatively, please explain supplementally to the Staff why the lack of such requirement to invest significantly in each sector under normal circumstances is consistent with the Fund’s name.

Response:  Subject to the Fund’s investment objective to track the investment results of its index and the Fund’s fundamental concentration policy, under normal circumstances, the Fund intends to invest at least 15% of its net assets in each of the telecommunications, media and technology sub-sectors.

Principal Investment Strategies (Financial & REIT Fund)

4.              Comment: Please disclose that the Fund will invest significantly (e.g., at least 15% of its net assets) in each of the financial and REIT sectors under normal circumstances. Alternatively, please explain supplementally to the Staff why the lack of such requirement to invest significantly in each sector under normal circumstances is consistent with the Fund’s name.

Response:  Subject to the Fund’s investment objective to track the investment results of its index and the Fund’s fundamental concentration policy, under normal circumstances, the Fund intends to invest at least 15% of its net assets in each of the financial sector and REIT sectors.

5.              Comment: Staff notes that the Index does not appear to categorize REITs as a sub-sector of the financial sector, but as a sub-sector of industrial issuers. Please revise the disclosure to state that the Index “contains issuers from the Financial Sector, including the banking, financial services, and insurance sectors, and the REIT Sector.”

Response:  The requested change has been made and corresponding changes to the disclosure have been made elsewhere in the prospectus.

6.              Comment: Please include disclosure describing what types of issuers are considered to be in the REIT sector, similar to the disclosure for the financial sector (e.g., if the REIT sector is comprised solely of REITs, please so disclose).

Response:  The Fund confirms that the REIT sector is composed solely of REITs and has added corresponding disclosure to the prospectus.

Securities and Exchange Commission	- 3 -	December 17, 2021

Principal Risk Factors (Applicable to all Funds)

7.              Comment: Please consider whether the “Risk of Investing in the U.S.” is a principal risk for each Fund given that each Fund tracks an index that does not appear to emphasize U.S. issuers.

Response: The Funds believe that each Index’s exposure to U.S. issuers (currently between 79% and 99% for each Index) is significant enough to disclose a risk of investing in the United States.

Statutory Prospectus

8.              Comment: With respect to the “Index Construction” disclosure, please explain how the criteria the Index Provider uses to determine whether an issuer is categorized within a sector or sub-sector (e.g., whether 50% or more of a company’s revenues are derived from the applicable sector or sub-sector) is consistent with each Fund’s 80% policy, which is based on both a revenue and an asset test.

Response: The Funds have revised their respective 80% policies to be based on solely the above revenue test used by each Fund’s respective Index methodology.

Statement of Additional Information

9.              Comment: Please include the number of meetings held during the last fiscal year for the Nominating and Governance Committee pursuant to Item 17(b)(2) of Form N-1A.

Response: The requested change has been made.

Staff Accountant Comments

10.       Comment: The Staff notes that the Trust’s financial statements dated as of December 1, 2021 state that BIM’s registration as an investment adviser with the SEC is pending. Because BIM’s registration has since been completed, please disclose in Item 10 that BIM is registered under the Advisers Act.

Response: The requested change has been made.

11.       Comment: The Fund’s expense structure appears to be arranged in a unitary fee structure, whereby the Adviser is obligated to pay service providers on behalf of the Fund.  Please describe if the agreements filed with the SEC contain provisions whereby the Fund is contractually obligated to pay such service providers.

Securities and Exchange Commission	- 4 -	December 17, 2021

Response: The Trust expects that, consistent with the terms of the investment advisory agreement, BIM will pay all service provider fees, and confirms that BIM is current in all its payments to the Funds’ service providers. However, under the terms of the agreements with the service providers, the Funds could be required to pay the Funds’ service provider fees in the event that BIM does not or is not able to pay such fees.

12.       Comment: The Staff notes that the Trust’s financial statements are included as an Appendix to the Statement of Additional Information. Please revise the SAI so that the financial statements are included in the SAI.

Response: The Trust respectfully notes that the Appendix is part of the SAI and that the financial statements would be provided in any SAI requested by an investor.  As such, the Trust respectfully submits that no changes are necessary.

Sincerely,

/s/ Matthew C. Micklavzina
Matthew C. Micklavzina